amec

CERTIFICATE OF AUTHOR
Mark J Pearson, P.Eng.
111 Dunsmuir Street, Suite 400
Vancouver, BC
Tel: (604) 664-4349
Fax: (604) 664-3057
Mark.pearson@amec.com

I, Mark Pearson, P.Eng., am a Professional Engineer, employed as Senior Mine Engineer of AMEC Americas (formerly E&C Services) Limited and residing at 4620 44B Avenue in the City of Delta in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia. I graduated from the Montana College of Mineral Science and Technology of Montana a Bachelor of Science (Honours) degree in mine engineering in 1988.

I have practiced my profession continuously since 1988 and have been involved in: mine operations and mine development studies for coal, iron ore, copper, zinc, gold diamonds and industrial mineral properties in United States, Brazil, Peru, Chile, Iran and Canada.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Mine Engineer and have been so since November 1997.

From October 30, 2003 until October 31, 2003 I visited the Muskeg Valley project in Alberta. I was responsible for the preparation of this report and for the review of matters related to the preliminary assessment (section 19) for the Muskeg Valley Project.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Birch Mountain Resources Limited in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

Dated at Vancouver, British Columbia, this 2nd day of February 2004.

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604 664 3471
Fax +1 604 664 3057
www.amec.com